

September 2, 2010

Paracorp Incorporated
318 N. Carson St. #208
Carson City, NV 89701

     **Re:    Sunpeaks Ventures, Inc.**
             **Amendment No. 7 to Registration Statement on Form S-1**
             **Filed August 23, 2010**
             **File No. 333-161985**

Dear Mr. Beaudette:

     We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A#7 filed August 13, 2010

1.     We note your response to prior comment 1 from our letter dated August 9, 2010 and that you have provided two prospectuses.  On the cover page of the primary offering prospectus, please disclose that you are concurrently conducting a resale offering for 1,700,000 shares, which is covered by a separate prospectus.  Similarly, on the cover page of the resale prospectus, please disclose that you are concurrently conducting a primary offering for 700,000 shares, which is covered by a separate prospectus.

Financial Statements

2.     In accordance with Regulation S-X, Rule 3-01(a), your filing must include audited financial statements as of a date within 135 days of the filing date.  Please update your filing to include audited financial statements that meet this requirement.  Please note Rules 3-02 and 3-04 of Regulation S-X also require audited statements of income, cash flows and changes in shareholders' equity from the date of inception to the date of the audited balance sheet.

Exhibits

3.      Please provide an updated auditor's consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

                                                Sincerely,


                                                Anne Nguyen Parker
                                                Branch Chief


cc:     Luis Carrillo
        (619) 330-1888